SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                          Spanlink Communications Inc.
                                (Name of Issuer)

                                  Common stock
                         (Title of Class of Securities)

                                    84649210
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [X].

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


                                Page 1 of 4 Pages

CUSIP No. 84649210                  13G              Page 2 of 4 Pages


1.        NAME OF REPORTING PERSON
          SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                Dougherty Summit Securities LLC



2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                Not applicable
                                                                 (a) [  ]
                                                                 (b) [  ]

3.        SEC USE ONLY



4.        CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware


                  5.       SOLE VOTING POWER            288,195 as of 12/31/97
                                                        211,283 as of 1/27/98
NUMBER
OF SHARES         6.       SHARED VOTING POWER          none
BENEFICIALLY
OWNED BY EACH
REPORTING         7.       SOLE DISPOSITIVE POWER       288,195 as of 12/31/97
PERSON WITH                                             211,283 as of 1/27/98

                  8.       SHARED DISPOSITIVE POWER     none


9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Dougherty Summit Securities: 288,195 as of 12/31/97
                                       211,283 as of 1/27/98


10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                Not applicable


11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                5.7% as of 12/31/97
                4.2 as of 1/27/98

12.       TYPE OF REPORTING PERSON*

                BD

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1(a) Name of Issuer:

          Spanlink Communications Inc.



Item 1(b) Address of Issuer's Principal Executive Offices:

          7125 Northland Terrace
          Minneapolis, MN 55428



Item 2(a) Name of Person Filing:

          Dougherty Summit Securities LLC



Item 2(b) Address of Principal Business Office or, if none, residence:

          90 South Seventh Street
          Suite 4300 Norwest Center
          Minneapolis, MN 55402


Item 2(c) Citizenship:

          Delaware limited liability company



Item 2(d) Title of Class of Securities:

          Common Stock



Item 2(e) CUSIP Number:

          84649210



Item 3    Statement Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

          Dougherty Summit Securities LLC is a broker-dealer registered under section 15 of the Act.


Item 4(a) Amount Beneficially Owned:

          288,195 shares as of 12/31/97
          211,283 shares as of 1/27/98


Item 4(b) Percent of Class:

          5.7% as of 12/31/97
          4.2% as of 1/27/98


Item 4(c) Number of Shares as to Which Such Person has:

          (i)      sole power to vote or direct the vote:

                   288,195 shares as of 12/31/97
                   211,283 shares as of 1/27/98

          (ii)     shared power to vote or to direct the vote:

                   none

          (iii)    sole power to dispose or to direct the disposition of:

                   288,195 shares as of 12/31/97
                   211,283 shares as of 1/27/98

          (iv)     shared power to dispose or to direct the disposition of:

                   288,195 shares as of 12/31/97
                   211,283 shares as of 1/27/98

Item 5    Ownership of Five Percent or Less of a Class:

          This statement is being filed to report the fact that as of 1/27/98, Dougherty Summit Securities LLC has ceased to be the beneficial owner of more than 5 percent of the common stock of Spanlink Communications Inc. (Dougherty Summit Securities LLC is also filing to fulfill its initial obligation under Rule 13d-1(b)(1).


                                Page 3 of 4 Pages

Item 6    Ownership of More than Five Percent on Behalf of Another Person:

          Not Applicable


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

          Not Applicable


Item 8    Identification and Classification of Members of the Group:

          Not Applicable


Item 9    Notice of Dissolution of Group:

          Not Applicable


Item 10   Certification:

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes and effect.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 12, 1998.


                                            /s/ Joseph D. Fleming
                                            ----------------------------------
                                            Joseph D. Fleming, General Counsel


                                Page 4 of 4 Pages